FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                          For the month of August 2003

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   X                       Form 40-F
                           -----                               -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                  No    X
                     ------                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 - ______________________.

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             Multicanal S.A. Announces Support From Major Creditors

BUENOS AIRES, August 22, 2003 - Multicanal S.A. (the "Company") today announced that it has received the commitment of certain of its principal bank creditors holding in the aggregate U.S.$63.5 million of its Existing Debt (as defined below), to participate in its acuerdo preventivo extrajudicial ("APE") pursuant to which the Company is seeking to restructure its outstanding indebtedness. The Company has previously announced its solicitation (the "APE Solicitation") from holders of its 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125% Series E Notes due 2009, Series C 10 1/2% Notes due 2018 and Series J Floating Rate Notes due 2003 (together, the "Existing Notes"), and other financial indebtedness (the "Bank Debt" and together with the Existing Notes, the "Existing Debt") of powers of attorney in favor of an attorney-in-fact, to execute an APE.

The Company welcomes the support of these bank creditors for its APE. The bank creditors have agreed to (i) cast their votes confirming the APE at one or more bondholder meetings to be convened for that purpose, and (ii) execute the APE promptly after the Company executes the APE. The support is subject to certain termination events, including that the Bankruptcy Court has not on or prior to September 30, 2003 scheduled a bondholder meeting convened for the purpose of confirming the APE under Argentine law.

The Company announced certain amendments to the terms of the APE Solicitation and the Cash Option Solicitation on July 25, 2003. In order to participate in the APE Solicitation or the Cash Option Solicitation, a holder of Existing Debt must execute and deliver the letter of transmittal that was included with the Second Supplement to Solicitation Statement related to the APE Solicitation or the Cash Option Solicitation Statement related to the Cash Option Solicitation, each dated July 25, 2003. A HOLDER OF EXISTING DEBT WISHING TO PARTICIPATE IN THE APE SOLICITATION OR CASH OPTION SOLICITATION MUST EXECUTE AND DELIVER A NEW LETTER OF TRANSMITTAL REGARDLESS OF WHETHER SUCH HOLDER HAS ALREADY EXECUTED A LETTER OF TRANSMITTAL ON OR PRIOR TO JULY 25, 2003 IN RESPECT OF THE APE SOLICITATION OR DELIVERED ITS EXISTING NOTES INTO THE COMPANY'S OFFER TO PURCHASE FOR CASH DATED JANUARY 31, 2003, AS AMENDED ON MARCH 26, 2003, AS THE CASE MAY BE. If any such holder of Existing Debt does not complete a new letter of transmittal, the Existing Debt held by such holder shall be deemed not to have been tendered into the APE Solicitation or the Cash Option Solicitation, as the case may be.

Holders of Existing Debt willing to participate in the APE Solicitation or Cash Option Solicitation must contact the Exchange Agent or Depositary, as the case may be, to ensure that all required documentation has been duly executed and delivered. The failure by a holder of Existing Debt to provide all necessary documentation in a timely manner to the Exchange Agent or Depositary, as the case may be, may result in the exclusion of such holder's Existing Debt from the APE Solicitation and Cash Option Solicitation.

                                      * * *

The Information Agent for both the Cash Option Solicitation and the APE Solicitation is D.F. King & Co., Inc. and its telephone number is (212) 493-6920. The Depositary for the Cash Option Solicitation and the Exchange Agent for the APE Solicitation is JPMorgan Chase Bank and its telephone number is
(212) 623-5162.

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER IS PROHIBITED, AND NEITHER THE APE NOR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE, IF APPROVED, MAY BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION WHERE SUCH SALE IS PROHIBITED. THE COMPANY DOES NOT INTEND TO REGISTER THE APE OR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF THE APE OR SUCH SECURITIES IN ANY JURISDICTION OTHER THAN THOSE AS IT MAY FROM TIME TO TIME PUBLISH.

                                      * * *

                   This notice is dated as of August 22, 2003.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                MULTICANAL S.A.



Buenos Aires, Argentina, August 22, 2003        By: /s/ Adrian Meszaros
                                                    -----------------------
                                                    Adrian Meszaros
                                                    Chief Financial Officer